

**PerkinElmer***
*For the Better*

HUMAN HEALTH | ENVIRONMENTAL HEALTH

Joel S. Goldberg, Senior Vice President
General Counsel and Secretary
PerkinElmer, Inc.          Phone 781.663.5775
940 Winter Street          Fax    781.663.5969
Waltham, MA 02451 .        www.perkinelmer.com
USA                        joel.goldberg@perkinelmer.com

*Via Facsimile (703) 813-6985 and US Mail*

April 9, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:   Ms. Lynn Dicker
        David Burton
        Thomas Jones
        Russell Mancuso

Re:     Comment Letter Response
        PerkinElmer, Inc.
        Form 10-K for fiscal year ended December 28, 2008
        Filed February 26, 2009
        File No. 1-05075

Dear Ms. Dicker:

I am writing to respectfully request an additional five (5) business days in order to respond
to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission
on March 30, 2009. We expect to deliver our response to the comment letter no later than
April 20, 2009. If for any reason you would like to discuss this request, please contact
me. Otherwise, I will assume this request is acceptable to the Staff.

Best regards,

Joel S. Goldberg, SVP
General Counsel & Secretary

cc:    Michael Battles, Chief Accounting Officer and Acting CFO
       Rob Friel, President and CEO